Contact

www.linkedin.com/in/rachelstander (LinkedIn)
aseasonofrain.com/ (Company)

Top Skills

Film & TV Development
Film Production
Entertainment

Rachel Stander

Producer at A Season of Rain
Los Angeles, California, United States

Summary

Rachel Stander is a Los Angeles-based producer working in narrative film and television. She recently completed post-production on SCRAP, an intimate indie drama about family, shame, and the secrets we keep from the people who love us the most. Written and directed by Vivian Kerr, and starring Kerr alongside Anthony Rapp, Lana Parrilla, Beth Dover, and Khleo Thomas, SCRAP will premiere in 2022.

Next on her slate is SÉANCE, a Gothic psychological thriller set in 1890s California, and her second feature film collaboration with filmmaker Vivian Kerr. SÉANCE completed principal photography in December 2022.

Rachel's previous work highlights include JULIAN, a dark comedy short film, and LYSISTRATA 2.0, a PSA-style get-out-the-vote project. Under the banner of her production company, A Season of Rain, Rachel is committed to cultivating and shepherding stories for the screen about challenging, complex women.

Before graduating Magna Cum Laude from the University of Southern California with a degree in Theatre, Rachel studied dance at Barnard College, Columbia University, as well as at NYU's Tisch School of The Arts and Interlochen Center for the Arts.

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Experience

A Season of Rain
Producer
August 2018 - Present (4 years 7 months)
Los Angeles, CA

Creating meaningful narrative content, including the independent feature films SCRAP, which World Premiered at the 2022 Deauville-American Film Festival, and SÉANCE, which wrapped principal photography in late 2022.

Fat Baby Pictures
Producer's Assistant
2014 - 2018 (4 years)
Los Angeles, CA

Worked with Writer/Director/Producer Stephanie Jackson during development and production of the award-winning digital series, "Does This Baby Make Me Look Fat?".

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Education

University of Southern California
Bachelor of Arts, Theatre/Theater · (2003 - 2005)

Barnard College
Coursework toward a Bachelor of Arts, Dance · (2000 - 2003)